CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,913,000	$153.78

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $364,518.36 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $153.78 offset against the registration fee due for this offering and of which $364,364.58 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1139 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 114-I dated February 1, 2008	Registration Statement No. 333-130051 Dated March 26, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,913,000 Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index due June 30, 2009

General

  The notes are designed for investors who seek a fixed return of 20% and who believe that neither the S&P 500® Index nor the Russell 2000® Index will appreciate or depreciate by more than 17%, as compared to their respective Initial Index Levels, on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and receive the Minimum Return of 1.25% if the Index closing level of either Index appreciates or depreciates by more than 17%, as compared to its Initial Index Level, on any trading day during the Monitoring Period, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 30, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on March 26, 2008 and are expected to settle on or about March 31, 2008.

Key Terms

Indices:	The S&P 500® Index (“SPX”) and the Russell 2000® Index (“RTY”) (each an “Index,” and together, the “Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than the Minimum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note payable at maturity will equal:

(i) If a Knock-Out Event has not occurred during the Monitoring Period, the Fixed Payment of $200 per $1,000 principal amount note (or 20% x $1,000); or

(ii) If a Knock-Out Event has occurred during the Monitoring Period, the Minimum Return of $12.50 per $1,000 principal amount note (1.25% x $1,000).

Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level of either Index is greater than the Upper Knock-Out Level for such Index OR less than the Lower Knock-Out Level for such Index.

Upper Knock-Out Level:	1569.1221 for the S&P 500® Index and 821.4687 for the Russell 2000® Index, each of which is equal to 117% of the Initial Index Level of the relevant Index.
Lower Knock-Out Level:	1113.1379 for the S&P 500® Index and 582.7513 for the Russell 2000® Index, each of which is equal to 83% of the Initial Index Level of the relevant Index.
Monitoring Period:	The period from the Pricing Date to and including the Final Observation Date.
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 1341.13 for the S&P 500® Index and 702.11 for the Russell 2000® Index.
Final Observation Date:	June 25, 2009*
Maturity Date:	June 30, 2009*
CUSIP:	48123MWV0
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 114-I.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 114-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$ 1,000	$ 13.07	$ 986.93

Total	$ 3,913,000	$ 51,142.91	$ 3,861,857.09

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $13.07 per $1,000 principal amount note and, with respect to $951,000 aggregate principal amount notes, will use a portion of that commission to allow selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Underwriting” beginning on page PS-43 of the accompanying product supplement no. 114-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 26, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 114-I dated February 1, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 3, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 114-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 114-I dated February 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208000661/e30173_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  CAPITAL PRESERVATION PLUS THE MINIMUM RETURN AT MATURITY — You will receive at least the principal amount of your notes plus the Minimum Return if you hold the notes to maturity, regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — You will be entitled to a Fixed Payment of $200 at maturity, in addition to your principal, for each $1,000 principal amount note, even if the Index closing levels of both Indices on the Final Observation Date are less than their respective Initial Index Levels, so long as the Index closing levels of both Indices were less than or equal to their respective Upper Knock-Out Level AND greater than or equal to their respective Lower Knock-Out Level on every trading day during the Monitoring Period.
  THE INDICES — The return on the notes is linked to the S&P 500® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under “The S&P 500® Index” and “The Russell 2000® Index” in the accompanying product supplement no. 114-I.
  TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 114-I. Notwithstanding any disclosure in product supplement no. 114-I to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. You and we agree to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or disposition in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 2.80%, compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,035.40. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

March 31, 2008 through December 31, 2008	$21.10	$21.10

January 1, 2009 through June 30, 2009	$14.30	$35.40

  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the equity securities composing the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 114-I dated February 1, 2008.

  MINIMAL RETURN ONLY IF EITHER INDEX APPRECIATES OR DEPRECIATES TOO MUCH — The return on the notes at maturity will depend on whether a Knock-Out Event occurs. You will receive no more than the Minimum Return of $12.50 (or 1.25% x $1,000) at maturity if the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level on any trading day during the Monitoring Period.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM RETURN — You may receive a lower payment at maturity than you would have received if you had invested directly in each Index, the equity securities underlying each Index or contracts related to each Index. If the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be equal to the Minimum Return of $12.50 (or 1.25% x $1,000). This will be true even if the Index closing levels for both Indices fall between their respective Upper Knock-Out Level and respective Lower Knock-Out Level on the Final Observation Date but the Index closing level for either Index is greater than its Upper Knock-Out Level OR less than its Lower Knock-Out Level at some time during the term of the notes.
  THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your ability to benefit from any Fixed Payment may be limited by the “knock-out” feature of the notes. In the event that the Index closing level for either Index exceeds its Upper Knock-Out Level or is below its Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only the principal amount plus the Minimum Return. Under these circumstances, your return will not reflect the Fixed Payment.
  YOU WILL BE EXPOSED TO THE RISK OF EITHER THE S&P 500® INDEX OR THE RUSSELL 2000® INDEX TRIGGERING A KNOCK-OUT EVENT — Unlike an instrument with a return linked to a basket of indices or equity securities or other underlying assets, in which risk is mitigated and diversified among all of the components of the basket, you will be exposed to the risk of either Index triggering a Knock-Out Event. Strong or weak performance by either Index over the term of the notes may negatively affect your likelihood of receiving the Fixed Payment and will not be offset or mitigated by the performance of the other Index. Your return on the notes should not be expected to match the performance of a direct investment in either of the Indices or a basket of the Indices.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT — If a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount equal to the Fixed Payment of $200 (or 20% x $1,000), regardless of the appreciation or depreciation in either Index, which may be significant. Therefore, your appreciation potential is limited.
  THE NOTES WILL PAY ONLY THE MINIMUM RETURN IF EITHER INDEX APPRECIATES OR DEPRECIATES BY MORE THAN 17% — The Additional Amount will be equal to the Minimum Return of $12.50 (or 1.25% x $1,000) and you will not receive any additional return on your notes, regardless of the appreciation or depreciation of the Indices during the term of the notes, if the Index closing level for either Index is greater than its Upper Knock-Out Level or less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period. As a result, you may receive a lower payment at maturity than you would have received if you had invested directly in the Indices, the equity securities underlying the Indices or contracts related to the Indices.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF EITHER INDEX IS VOLATILE — The likelihood of either Index closing above its Upper Knock-Out Level or below its Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of such Index — the frequency and magnitude of changes in the level of the Index. Since their inception, both the S&P 500 Index and the Russell 2000® Index have experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index and, on March 16, 2008 and March 24, 2008, we issued press releases (which are included in Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008 and March 24, 2008, respectively) announcing our potential acquisition of The Bear Stearns Companies, Inc., which is also included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the respective level of each Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the Index closing level of either Index is above its Upper Knock-Out Level or below its Lower Knock-Out Level during the Monitoring Period;
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index	PS-2

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the S&P 500® Index. The following table assumes that the Index closing level for the Russell 2000® Index will be less than or equal to its Upper Knock-Out Level and greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period. We make no representation or warranty as to the performance of the Russell 2000® Index during the Monitoring Period. Your Additional Amount will be limited to the Minimum Return if a Knock-Out Event occurs with respect to the Russell 2000® Index, even if a Knock-Out Event does not occur with respect to the S&P 500® Index. The following table assumes an Initial Index Level for the S&P 500® Index of 1350, reflects the Fixed Payment of $200 per $1,000 principal amount note (or 20% x $1,000) and the Minimum Return of $12.50 per $1,000 principal amount note (or 1.25% x $1,000) and assumes that the lowest and highest Index closing levels for each Index during the Monitoring Period are as set forth under the first four columns in the following table. For the S&P 500® Index, assuming an Initial Index Level of 1350, the Upper Knock-Out Level will be 1579.50 and the Lower Knock-Out Level will be 1120.50. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical lowest closing level during the Monitoring Period	Hypothetical highest closing level during the Monitoring Period	Largest potential change from the Initial Index Level during the Monitoring Period	Additional Amount		Principal		Payment at Maturity

1215.000	1822.500	35.00%	$12.50	+	$1,000	=	$1,012.50
1215.000	1687.500	25.00%	$12.50	+	$1,000	=	$1,012.50
1215.000	1579.635	17.01%	$12.50	+	$1,000	=	$1,012.50
1215.000	1579.500	17.00%	$200.00	+	$1,000	=	$1,200.00
1215.000	1552.500	15.00%	$200.00	+	$1,000	=	$1,200.00
1282.500	1485.000	10.00%	$200.00	+	$1,000	=	$1,200.00
1350.000	1417.500	5.00%	$200.00	+	$1,000	=	$1,200.00
1350.000	1350.000	0.00%	$200.00	+	$1,000	=	$1,200.00
1282.500	1350.000	-5.00%	$200.00	+	$1,000	=	$1,200.00
1215.000	1417.500	-10.00%	$200.00	+	$1,000	=	$1,200.00
1147.500	1485.000	-15.00%	$200.00	+	$1,000	=	$1,200.00
1120.500	1485.000	-17.00%	$200.00	+	$1,000	=	$1,200.00
1120.365	1485.000	-17.01%	$12.50	+	$1,000	=	$1,012.50
1012.500	1485.000	-25.00%	$12.50	+	$1,000	=	$1,012.50
877.500	1485.000	-35.00%	$12.50	+	$1,000	=	$1,012.50

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1215, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1417.50. Because the closing level of the S&P 500® Index was less than or equal to its Upper Knock-Out Level AND greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $200, and the final payment at maturity is equal to $1,200 per $1,000 principal amount note.

Example 2: The lowest closing level of the S&P 500® Index during the Monitoring Period was 877.50, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1485. Because the closing level of the S&P 500® Index was less than its Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to the Minimum Return of $12.50, and the final payment per $1,000 principal amount note at maturity is $1,012.50.

Example 3: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1215, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1552.50. Because the Index closing level of the S&P 500® Index was less than or equal to its Upper Knock-Out Level AND greater than or equal to its Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $200, and the final payment at maturity is equal to $1,200 per $1,000 principal amount note.

Example 4: The lowest closing level of the S&P 500® Index during the Monitoring Period was 1215, and the highest closing level of the S&P 500® Index during the Monitoring Period was 1822.50. Because the Index closing level of the S&P 500® Index was higher than its Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to the Minimum Return of $12.50, and the final payment per $1,000 principal amount note at maturity is $1,012.50.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index and the Russell 2000® Index based on their respective weekly Index closing levels from January 3, 2003 through March 20, 2008. As the U.S. equity markets were closed on March 21, 2008, the Index closing levels for both the S&P 500® Index and the Russell 2000® Index were not available on March 21, 2008. The S&P 500® Index closing level on March 26, 2008 was 1341.13. The Russell 2000® Index closing level on March 26, 2008 was 702.11. We obtained the various Index closing levels below fro m Bl oomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Reference Indices will result in a payment at maturity of more than the principal amount of your notes plus the Minimum Return.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the S&P 500® Index and the Russell 2000® Index	PS-4